[LETTERHEAD OF SUTHERLAND ASBILL & BRENNAN LLP]

January 15, 2014

VIA EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 23, 2013
File No.: 011-16123

Dear Ms. Ransom:

On behalf of Newtek Business Services, Inc. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated November 21, 2013 with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 011-16123), filed with the Commission on October 23, 2013, as amended (the “Preliminary Proxy Statement”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Required Vote, page 2

1.	We note your disclosure with respect to Proposal III and the number of shares that you require to approve this proposal. With a view to disclosure, please tell us how you will determine the persons that are “affiliated” with you and how such voting standard satisfies the 1940 Act definition of “majority of the outstanding shares” that you set forth.

Response: The Company advises the Staff on a supplemental basis that it intends to determine the persons that are “affiliated” with the Company for purposes of satisfying the majority approval requirements of Proposal III by using the definition of “affiliated person” in section 2(a)(3) of the Investment Company of 1940, as amended (the “1940 Act”). This voting standard complies with the voting standard set forth in section 2(a)(42) of the 1940 Act with regard to the determination of what vote constitutes a majority of an issuer’s outstanding shares under the 1940 Act.

Ms. Mara L. Ransom

United States Securities and Exchange Commission

January 15, 2014

2.	We note your disclosure at page 3 that the meeting may be adjourned for the purpose of soliciting additional proxies. The postponement of adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. Refer to Rule 14a-4. Please revise this disclosure and the proxy card. The proxy card should have an additional voting box so that shareholders may decide whether or not to vote in favor of adjournment for the solicitation of additional proxies, if this is an action that is contemplated.

Response: The Company has revised the above-referenced disclosure and the proxy card in response to the Staff’s comment.

Proposal I – Approval of the Reincorporation Transaction, page 3

3.	Please discuss the ramifications if the shareholders do not approve the reincorporation transaction and the corresponding rights of the board of directors under those circumstances. For example, explain whether or not the board of directors reserves the right to effectuate the election despite shareholder disapproval. In this regard, we note the disclosure on page 10 that the board of directors reserves the right to abandon the reincorporation transaction despite stockholder approval, if the board of directors decides it is not advisable to complete the transaction.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

BDC Election, page 3

4.	We note your disclosure regarding the handling of your traditional operating subsidiaries. In this regard, we note that some will be treated as non-consolidated portfolio companies, while others will be treated as consolidated subsidiaries. Please discuss the differing treatment that these classifications will receive and the corresponding effects of such classifications. For example, explain how revenues from the non-consolidated portfolio companies will be recognized and reported versus those of the consolidated subsidiaries.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that it intends to continue to treat Newtek Small Business Finance, Inc. (“SBLC”), a small business lending company under regulations of the Small Business Administration (“SBA”), as a consolidated subsidiary following the Company’s election to be regulated as a business development company (the “BDC Election”). SBLC will be primarily engaged in the business of making debt investments to small businesses, and as a result, would be considered an “investment company” under section 3(a) of the 1940 Act, but for the exception provided under section 3(c)(7) of the 1940 Act. In addition, the

Ms. Mara L. Ransom

United States Securities and Exchange Commission

January 15, 2014

Company advises the Staff that the Company will own 100% of the equity interests in, and as a result control, SBLC at the time of the BDC Election. As a result, the Company believes that consolidating SBLC with the Company for accounting purposes is consistent with Rule 6-03(c) of Regulation S-X. As a consolidated subsidiary, SBLC will not be considered a “portfolio company” of the Company and SBLC’s revenues will continue to be recognized and reported on the Company’s financial statements.

Alternatively, after the BDC Election, the Company intends to treat its historical operating company subsidiaries as non-consolidated portfolio companies (the “Controlled Portfolio Companies”). Revenue from the Controlled Portfolio Companies will not be recognized or reported as revenue of the Company. Instead, the Controlled Portfolio Companies will provide the Company with dividend and interest income in connection with the Company’s equity or debt investments in such entities. In addition, the fair value of the Controlled Portfolio Companies will be included on the Company’s balance sheet and any appreciation or depreciation in such fair value will be reflected on the Company’s income statement.

5.	Please explain why you have determined to elect to be regulated as a business development company by summarizing the benefits and detriments of such election in one place. For example, we note on page 19 your reference to the “restrictions relating to transactions between BDCs and their directors and officers and principal underwriters and other related persons.” We also note your indication on page 40 of the need to maintain a debt-to-equity ratio of not more than 1-for-1 in order to borrow money or issue preferred stock. On the other hand, we note your indication on page 4 that as a BDC you will be subject to fewer provisions of the 1940 Act.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

6.	Please provide a more robust discussion of the change in business strategy that operating as a business development company would entail. In this regard, we note your disclosure that as a business development company, you will be expanding your small business financing platform by making direct debt and equity investments. Please explain how these practices compare to your current operations.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

7.	Please provide the basis for your belief that “transitioning to a BDC and RIC will provide [you] with access to lower-cost capital and a business structure conducive to expanding [y]our lending activities,” on page 4.

Ms. Mara L. Ransom

United States Securities and Exchange Commission

January 15, 2014

Response: The Company advises the Staff on a supplemental basis that, as a BDC, the Company will be able to grow its lending activities without regard to the size of those activities in relation to the Company’s overall assets. Further, the Company believes that, as a BDC, it will gain access to lower-cost financing options, such as more favorable interest rates.

Special Dividend, page 9

8.	Please elaborate upon the reasons for such dividend and explain (or provide a cross-reference to) the tax treatment of such dividend. Please also provide the approximate amount of the dividend on a per share basis.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that it expects the special dividend will equal the Company’s accumulated C corporation earnings and profits as of December 31, 2014, which will be influenced by the Company’s financial results and distributions to stockholders prior to such date. As a result, the Company believes that it would be speculative, and potentially misleading to stockholders, to attempt to estimate the exact size of the special dividend nearly a year in advance of its determination.

Securities Act Consequences, page 9

9.	Please explain how your proposed transaction qualifies for the exception provided in Rule 145(a)(2) of the Securities Act of 1933. In this regard, please explain how the reincorporation transaction is for the sole purpose of changing your domicile in light of your intended election as a business development company. Considering this election appears to constitute a change in your organizational structure, please tell us why this exception is available to you. In this regard, please refer to Securities Act Rules Compliance and Disclosure Interpretations 139.03 and 539.02.

Response: The Company advises the Staff on a supplemental basis that the Company could elect to be regulated as a BDC without reincorporating in Maryland. The Company believes reincorporating in Maryland will provide certain benefits to the extent it elects to be regulated as a BDC, including greater certainty regarding the application of state corporate law to a company regulated under the 1940 Act. The reincorporation transaction is not, however, a necessary condition to the Company operating as a BDC. In addition, absent the Company’s proposed election to be regulated as a BDC, the reincorporation transaction will not affect any other organizational or substantive changes in the Company’s structure other than those changes one would typically see in a reincorporation transaction. The Company therefore believes that it fits squarely within the exception set forth in Rule 145(a)(2).

Ms. Mara L. Ransom

United States Securities and Exchange Commission

January 15, 2014

Abandonment of the Reincorporation Transaction, page 10

10.	We note your disclosure that the board of directors reserves the right to abandon the reincorporation transaction despite stockholder approval, if the board of directors decides it is not advisable to complete the transaction. Please discuss those factors that may lead the board of directors to decide the reincorporation transaction would not be advisable.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Comparison of Stockholder Rights Under Maryland and New York Corporate law and Charter Documents, page 10

11.	Please insure that this discussion includes a discussion of all of the material changes that will arise as a result of the reincorporation. In this regard, we note that you refer to “[c]ertain material differences” on page 7 and “some of the significant rights of shareholders” here. Please also clarify whether you are making any changes to your charter or by-laws that are unrelated to the differences in state laws.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Amendment of Certificate of Incorporation, page 10

12.	Please tell us how Article 6 of Appendix B is consistent with the disclosure that you provide here. Specifically, your disclosure here seems to indicate that amendments to your charter generally may be approved by a majority of all of the votes entitled to be cast, however, Article 6 of Appendix B would seem to indicate that shareholder approval is only applicable in certain circumstances. Please revise or advise.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Ms. Mara L. Ransom

United States Securities and Exchange Commission

January 15, 2014

Removal of Directors by Stockholders, page 14

13.	We note your disclosure that the Maryland Articles preclude stockholders from removing incumbent directors except upon a “substantial affirmative vote.” Please define “substantial affirmative vote.”

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Dividends; Redemptions of Stock, page 16

14.	We note the comparison your disclosure makes between the NYBCL and MGCL with regards to the payment of dividends and the redemption rights of stockholders. In this regard, we note that neither the New York nor Maryland Charter Documents modify any of the dividend rights afforded stockholders. Please disclose any changes to the redemption rights of stockholders under the New York and Maryland Charter Documents, or so state if there has been no changes.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Regulation as a Business Development Company, page 19

Qualifying Assets, page 19

15.	We note your description of “qualifying assets” as that term defined in the 1940 Act. Please discuss whether or not you intend to invest exclusively in qualifying assets, or, if you intend to invest in assets outside of those listed in Section 55(a), and what those non-qualifying assets would be.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

16.	Please discuss the consequences of failing to maintain your status as a business development company after your board of directors has effectuated the election to become one.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Ms. Mara L. Ransom

United States Securities and Exchange Commission

January 15, 2014

Significant Managerial Assistance, page 20

17.	Please discuss the ways in which you will offer managerial assistance to those companies in which you invest. For example, please discuss whether your current management team will be providing the managerial assistance to the portfolio companies, or if others will perform this task. In this regard, we note your disclosure on page 29 that your success is dependent upon your senior lending team and your executive committee.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comments. In addition, the Company advises the Staff on a supplemental basis that, depending on need, either employees of the Company or third-party service providers may be retained to provide managerial assistance if such assistance is requested.

Proposal III – Authorization to Sell Shares of Common Stock, page 37

18.	For context and when known, please describe the size of Proposed Offering so that shareholders can appreciate the magnitude of the current plans to sell shares below NAV. At a minimum, it seems accurate to state that you have filed a registration statement with a proposed offering amount of $50,000,000.

Response: The Company respectfully refers the Staff to the definition of “Proposed Offering” on page 4 of the proxy statement, which includes a reference to the size of the offering.

Proposal IV – Approval of Amendments to Existing Equity Compensation Plans, page 44

19.	The table on page 48 does not appear to include a reference to the 3rd footnote. Please revise or advise.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Appendices

20.	Tell us what consideration you gave to also providing a copy of the proposed Maryland by-laws.

Ms. Mara L. Ransom

United States Securities and Exchange Commission

January 15, 2014

Response: The Company will file a copy of the proposed Maryland by-laws as an exhibit to the Preliminary Proxy Statement, and has revised the Preliminary Proxy Statement accordingly.

Proxy Card

21.	Please provide the complete proxy card and ensure that it is marked “preliminary” consistent with Rule 14a-4.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

In connection with this response to the Staff, the Company confirms that:

•	the Company is responsible for the accuracy and adequacy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

Cc:	Barry Sloane, Newtek Business Services Corp.
Matthew Ash, Newtek Business Services Corp.
John Mahon, Sutherland Asbill & Brennan LLP